UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . . . . .
                                                   .
        In the Matter of                           .
                                                   .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No. 70-5015                              .
     ________________                               CERTIFICATE
                                                    PURSUANT TO
     In the Matter of                               RULE 24
                                                   .
SYSTEM FUELS, INC.                                 .
SYSTEM ENERGY RESOURCES, INC.                      .
ENTERGY ARKANSAS, INC.                             .
ENTERGY LOUISIANA, INC.                            .
ENTERGY MISSISSIPPI, INC.                          .
ENTERGY NEW ORLEANS, INC.                          .
                                                   .
     File No.  70-5889                             .
     File No.  70-7574                             .
     File No.  70-7668                             .
     ________________                              .
                                                   .
     In the Matter of                              .
                                                   .
SYSTEM FUELS, INC.                                 .
ENTERGY CORPORATION                                .
                                                   .
     File No.  70-8331                             .
                                                   .
     (Public Utility Holding Company Act of 1935)  .
 . . . . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the fourth quarter ended December 31, 1999, pursuant to System Fuels, Inc.'s (SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971 ..................................   I
70-5889 April 28, 1978 .....................................   I
70-7574 January 31, 1989 ...................................  II
70-7668 September 27, 1989 ................................. III
70-8331 March 16, 1994 .....................................  IV

I. File No. 70-5015 and File No. 70-5889 - 1999 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1999 during the 4th quarter are indicated below:

                                         Net Expenditures
                                          (In Thousands)
                                    4th Quarter   Year-To-Date
1999 Fuel Supply Program:
1.  Gas and Oil Development
     and Production                      179              0
2.  Nuclear Fuel Procurement            (317)           367
3.  Fuel Oil Program                  (5,793)       (12,687)
                                    --------      ---------
TOTAL EXPENDITURES                    (5,931)       (12,321)
                                    --------      ---------

Less funds derived through
   amortization & depreciation
   Charges
  Amortization of Gas & Oil
   Development & Production Costs         22             18
  Depreciation & Other
   Amortization                          (48)          (181)
                                    --------      ---------

TOTAL depreciation & amortization        (26)          (163)
                                    --------      ---------

Net Expenditures                      (5,957)       (12,484)

(Increase) decrease in:
   Outside financing                                      -
   System Money Pool borrowings       14,320         18,157
                                    --------      ---------

TOTAL (increase)decrease
  in borrowings                       14,320         18,157
                                    --------      ---------

Increase (decrease) in working
  Capital                             (8,363)        (5,673)
                                    ========      =========
1.  Gas and Oil Development and
  Production
                                         Net Expenditures
                                          (In Thousands)
                                   4th quarter   Year-To-Date
Gas and Oil Development
and Production                       $179             $0
                                     ====             ==

      Effective July 1, 1996, SFI sold its interest in the properties associated with its Gas and Oil Development and Production Program (the program).

      During this quarter, SFI had insignificant expenditures relative to the continuing shutdown of this operation. As of December 31, 1999, accumulated net proceeds of approximately $601,000 are retained at SFI for the continuing shutdown activities.




      Calculation of the net expenditures (proceeds) from the continuing shutdown activities of the Program, is:

                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Sales to non-System parties:
   Natural gas                          0            (0)
   Condensate                           0             -
   Crude oil                            0             -
                                      ---           ---
TOTAL                                   0             0
                                      ---           ---
Miscellaneous income (including                       -
   sale of assets)
TOTAL                                   0            (0)

General and administrative
  expense                              25            18
Operating expense                       0             0
Interest expense                        0             0
Amortization adjustment                (3)           (0)
                                      ---           ---

Net proceeds                          $22           $18
                                      ===           ===
2.  Nuclear Fuel Procurement
   (See Item III)
                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Nuclear Fuel Procurement             $ (317)        $ 367
                                     ======         =====

                                         Net Expenditures
                                          (In Thousands)
                                   4th Quarter   Year-To-Date
Activities during the period:
  Expenditures for nuclear
   materials and processing
   services                           $  0         $54,660
  General and administrative
   expense                            (937)           (638)
  Interest expense                     620           2,058
                                     -----        --------
TOTAL                                 (317)         56,080
                                     -----        --------
Sales of nuclear materials and
   processing services to
   System companies                      0         (55,713)
                                     -----        --------

Net effect on inventory               (317)            367
                                     =====        ========



3.  Fuel Oil Program
    (See Item II)
                                       Net Expenditures
                                        (In Thousands)
                                 4th Quarter    Year-To-Date
Fuel Oil Inventory                 $ (5,793)      $ (12,687)
                                   ========       =========
a)  Fuel Oil Inventory:
                                   Barrels       Book Value
Inventory as of:                        (In Thousands)


       December 31, 1999            1,398          21,407
      September 30, 1999            2,090          27,200
         June 30, 1998              3,131          38,442
        March 31, 1998              2,163          25,587
       December 31, 1998            2,613          34,095


                                      During 4th Quarter

                                   Barrels          Value
Sales price per barrel
  to System companies
  excluding period cost:
     #2 Fuel Oil                    51,057          20.50
     #6 Fuel Oil                   969,173          10.37


SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982 that was originally scheduled to terminate on December 31, 1996. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994 SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During the first quarter 1996, SFI and Marathon reached a negotiated settlement to the dispute, and Marathon resumed delivery. However, a different grade of fuel oil was substituted for the fuel oil originally required to be delivered under the contract. Deliveries of the substitute fuel oil began on March 1, 1996 and will continue through February 28, 1999.

4.     Other Items:

   a) As  of December 31, 1999, SFI's outstanding debt and Parent
      Companies investment consisted of:

Parent Companies:                       In Thousands
     Common Stock                              20
     Notes payable                         34,000
                                          -------
          TOTAL                            34,020
System Money Pool                          17,193
Banks                                           0
                                          -------
TOTAL                                     $51,213
                                          =======

  b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 1999, SFI was billed by Entergy Services for the following amounts:

                                                            Total
                          October  November    December    4th Qtr
Cost of service
charged to
Service Requests
established to
track cost of functions
previously performed by
SFI personnel:

  Direct Cost:
   Labor and related
    Cost                   4,201     3,124       6,899      14,224
   Other direct cost       1,704     1,566       2,277       5,547
  Indirect Cost              983       804       1,664       3,451
                          ----------------------------------------
        TOTAL              6,888     5,494      10,840      23,222
                          ----------------------------------------

Cost of services
charged to Service
Requests not related
to transfer of SFI
personnel:               117,548   114,387     187,723     419,658
                         -----------------------------------------

Total cost of services
performed by Entergy
Services                 124,436   119,881     198,563     442,880
                         =========================================
Amounts billed to
Operating Companies for
the Fuel Oil Program*     42,342    57,060      95,677     195,079

Charged to Nuclear Fuel
Procurement               82,094    62,821     102,886     247,801
                         -----------------------------------------
TOTAL                    124,436   119,881     198,563    $442,880
                         =========================================

   - Charged to the Fuel Oil Program as a component of period costs. Effective January 1, 1998, Fuel Oil Program period costs are recorded by plant, to the extent possible, and direct billed to the operating company that owns the facility where incurred. Costs which cannot be directly associated with a facility or an operating company, continue to be allocated as before. For the 4th quarter of 1999, such Fuel Oil Program period costs were allocated 10% to ENTERGY ARKANSAS, INC., 53% to ENTERGY LOUISIANA, INC., 27% to ENTERGY MISSISSIPPI, INC., and 10% to ENTERGY NEW ORLEANS, INC.


   c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.


SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production shut down, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.

On September 2, 1997, SFI filed an Application-Declaration, on Form U-1, with the SEC, in File No. 70-9103 (the U-1). SFI has requested authorization, among other things, for it to function as a supplier of transmission and distribution related equipment and materials for the Entergy Corporation Operating Companies. Also requested, is for Entergy Gulf States, Inc. to acquire an ownership interest in SFI and assume a share of the debt financing for SFI on the same proportionate basis as the other operating companies. The U-1 is pending, and an amendment is forthcoming.

II.  File No 70-7574 Bank of America Agreement

     This financing agreement expired January 31, 1996.


III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      This loan agreement expired September 26, 1997 and was not renewed nor replaced.


IV.  File   No  70-8331  Entergy  Corporation  Revolving   Credit
     Agreement (Entergy)

      As indicated previously, in a filing pursuant to the SEC order dated November 26, 1996, (Release No. 35-26617) in File No.
70-8899, activity pertaining to this loan agreement will be reported by Entergy Services, Inc. under File No. 70-8899.


      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 31st of January 2000.



                                ENTERGY ARKANSAS, INC.
                                ENTERGY LOUISIANA, INC.
                                ENTERGY MISSISSIPPI, INC.
                                ENTERGY NEW ORLEANS, INC.
                                SYSTEM ENERGY RESOURCES, INC.
                                ENTERGY CORPORATION



                                BY: /s/ Nathan E. Langston
                                      Nathan E. Langston
                                      Vice President and
                                      Chief Accounting Officer


                                SYSTEM FUELS, INC.



                                BY:  /s/ James F. Kenney
                                       James F. Kenney
                                       President and
                                    Chief Executive Officer